

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

July 22, 2009

Thomas W. Gallagher
Executive Vice President, General Counsel
    And Secretary
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, Michigan 48502

      **Re:    Citizens Republic Bancorp, Inc.**
              **Preliminary Proxy Statement on Schedule 14A**
                   **(Filed June 25, 2009, File No. 001-33063)**
              **Registration Statement on Form S-4**
                   **(Filed July 10, 2009, File No. 333-160508)**

Dear Mr. Gallagher:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.      Please update the proxy statement to reflect changed facts and circumstances since the initial filing. In this regard, we note the proposed exchange offers that are the subject of your Form S-4 filing (File No. 333-160508).

2.      Please provide your analysis as to whether the following transactions described in the proxy statement would require shareholder approval under Nasdaq Marketplace Rule 5635:

- Participation in the Capital Assistance Program (considering the fact that the preferred shares would be mandatorily convertible into common stock);

- Exercise of the warrant issued in connection with participation in the Capital Assistance Program; and

- The trust preferred securities exchange.

To the extent that any of those transactions would require shareholder approval, explain why you are seeking shareholder approval for the debt exchange but not for any other potential transaction.

3.      Considering the fact that the specific terms of the debt exchange are not known at this time, please provide your analysis and conclusion with respect to whether proposal 2 as currently drafted satisfies Nasdaq Marketplace Rule 5635.

4.      Please provide us with an update on the status of your Capital Assistance Program application, including, but not limited to, any conditions that would be required for your participation in the program.

5.      Where you expect a proposed transaction to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma financial statements that comply with Article 11 of Regulation S-X in your proxy statement.

Where you determine that a proposed transaction will have a material impact on your balance sheet or income statement, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods. Where the terms of a proposed transaction are not finalized and contain a range of possible outcomes, the pro forma financial statements should address both the minimum and maximum scenarios. In preparing pro forma financial statements, discuss any relevant assumptions you have made and briefly describe any pro forma adjustments.

If you do not believe the transactions described in your proxy statement will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis supporting your conclusion.

6.      For each potential transaction, please provide a robust discussion and quantification of how the transaction would dilute the interests of your existing common shareholders.  Consider providing examples and tables that show the dilutive impact of the transaction.

Why We Are Seeking Shareholder Approval, page 10

7.      You indicate on page 11 that any proceeds from a Treasury investment under the Capital Assistance Program would be used for general corporate purposes and that you have not made any other determination about any specific use of proceeds.  However, it appears that in connection with your application you were required to submit a plan for how you intend to use the proceeds to increase lending activities above levels relative to what would be possible without receiving government support.  Indicate whether you have submitted such a plan and describe its contents.

The Common Stock Proposal

Certain Material Terms of the Common Stock, page 11

8.      Please describe the exceptions to your restriction from repurchasing shares of common stock.  Likewise, describe the exceptions to the restriction from paying dividends on common stock in excess of $0.01 that would be in place if you participate in the Capital Assistance Program.

CAP Treasury Investment, page 12

General

9.      You indicate on page 11 that you have applied for an investment by Treasury of up to $190 million pursuant to the Capital Assistance Program and up to an additional $100 million under the Capital Assistance Program that would be used to redeem a portion of your outstanding preferred stock issued to Treasury under the Capital Purchase Program.  In this section, clarify that you have applied for an investment of up to $290 million.  Explain why you wish to replace the Capital Purchase Program preferred shares with Capital Assistance Program preferred shares.

10.     Please ensure that your description of the Capital Assistance Program contains all material terms of the program and the securities that would be issued under the program.  Remove or revise the language in the first paragraph of this section that appears to indicate otherwise.

11.     Please indicate that if you participate in the Capital Assistance Program you will
        be required to submit monthly and quarterly reports to Treasury regarding your
        lending and describe what those reports will contain.  Tell us whether you intend
        to make those reports available to your other shareholders at the same time.

12.     Please indicate that if you participate in the Capital Assistance Program you must
        commit to participate in the Home Affordable Modification Program.  Describe
        what that program is and what, if any, effect you expect your participation in it
        will have on your financial condition and results of operation.

Conversion, page 12

13.     Explain the significance of the February 9, 2009 date with respect to calculation
        of the conversion price.

Dividends and Repurchases, page 13

14.     Please describe the exceptions to the requirement that Treasury must consent to
        any repurchases of equity securities or trust preferred securities for so long as
        Capital Assistance Program preferred shares are outstanding.

Information Incorporated By Reference, page 18

15.     Please revise to limit your incorporation by reference to those items specifically
        permitted under Schedule 14A.  Refer to Note D to, and Item 13 of, Schedule
        14A.

Registration Statement on Form S-4

General

16.     Please confirm that the offer will be open for at least 20 full business days to
        ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration
        date will be included in the final prospectus disseminated to security holders and
        filed pursuant to the applicable provisions of Rule 424.

17.     We note that you have omitted certain information about the exchange offers
        throughout the prospectus.  Please revise to include the omitted information in
        your next amendment or tell us when you anticipate including such information.

18.     Please tell us why the exchange of common stock for subordinated notes is
        subject to shareholder approval, but the exchange of common stock for trust
        preferred securities is not.

Questions and Answers About the Exchange Offers, page 2

What is the purpose of the Exchange Offers?

19.     Please define the term "CPP" when it is used for the first time.

Is there a maximum amount of Subject Securities that may be exchanged in the Exchange Offers?

20.     Please include the relevant information to answer this question rather than including defined terms.  For example, please say 750,000,000 shares rather than "Maximum Aggregate Consideration."

Summary, page 7

General

21.     Please revise the introductory language to indicate that the summary highlights "material information" rather than "some of the information" in the prospectus.

About Citizens, page 7

22.     Please provide the complete mailing address and telephone number of your principal executive offices.

Purpose of the Exchange Offers, page 8

23.     Please expand your discussion on how the exchange offers will affect your financial condition and improve the results of any stress test.

Acceptance Priority Levels, page 10

24.     Please revise the first paragraph to indicate that the table specifying the acceptance priorities levels is located on the inside front cover page of the prospectus.

25.     Please define "Maximum Aggregate Consideration" the first time you use it in this section so holders do not have to refer back to the cover page.

Risk Factors

General

26.     Some of your risk factors make statements that "there is no assurance" or use similar language regarding assurances that a given event might happen.  Please revise this section to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

In order to maintain and strengthen our capital base..., page 15

27.     Please revise the second paragraph to indicate whether the issuance of common stock in connection with the exchange offers will cause the terms of the U.S. Treasury's warrant to be adjusted.  Quantify the adjustment to the number of shares issuable and the exercise price using information as of a recent date.

Risks Related to Not Participating in the Exchange Offers, page 17

28.     Please remove this disclosure from the "Risk Factors" section of the prospectus. Also remove related disclosure contained in other risk factors.  For example, we note that the final paragraph of the "Our capital raising initiatives..." risk factor on page 16 discusses the consequences of not increasing Tier 1 common equity through the exchange offers.  You may wish to discuss these matters in a separate section of the prospectus outside of the "Risk Factors" section.

Offerings of debt or additional trust preferred securities..., page 19

29.     Please consider whether it would be more appropriately located in another subsection of the "Risk Factors" section.  The subsection it is currently located in describes the risks related to the differences in the rights of common stockholders versus holders of debt obligations and senior securities.

Additional Risks Related to the Exchange Offers, page 21

30.     Please include a risk factor that discusses the fact that the number of shares of common stock to be issued for each denomination amount of subject securities will not be certain until the final exchange ratio is announced on the day the exchange offers expire.

Terms of the Exchange Offers

Offer Consideration, page 35

31.     Notwithstanding the stated objective of offering security holders a fixed
        "Exchange Value," please revise to provide an illustrative table showing the
        amount of common stock consideration security holders may expect to receive.
        Please ensure that the tabular presentation provides representative examples of the
        possible maximum and minimum amount of consideration expected to be
        received.

Acceptance Priority Levels; Proration, page 37

32.     The table on the bottom of page 37 shows the percentage of tendered subject
        securities that will be accepted at various assumed levels for average VWAP.  By
        way of footnote or other disclosure, please identify your assumptions with respect
        to early tender premiums.

33.     Revise this section, and the cover page of the prospectus, to specify the maximum
        amount of securities sought from each of the classes comprising the Subject
        Securities.  At present, the disclosure on the cover page could be interpreted to
        mean that Citizens seeks to acquire all securities of each of these classes.  In
        addition, the disclosure regarding the operation of the priority levels should be
        revised to indicate the minimum amount of Trust Preferred Securities that will be
        acquired if the maximum amount of Subordinated Notes is acquired.  Refer to
        Rule 14e-1(b).

Conditions of the Exchange Offers, page 38

34.     All offer conditions, except those related to the receipt of government regulatory
        approvals necessary to consummate the offer, must be satisfied or waived at or
        before the expiration of the offer.  Your disclosure implies that satisfaction or
        waiver may occur at any time.  Please revise the language accordingly.

35.     We note the last paragraph on page 38.  Please describe the circumstances under
        which you would waive the Subordinated Note Exchange Approval Condition.

Expiration Date; Extension; Termination; Amendment, page 39

36.     We note the disclosure indicating that Citizens' reserves the right to terminate
        either or both of the exchange offers regardless of whether or not the offer
        conditions have been satisfied but "subject to applicable law."  Please advise us of
        the circumstances under which either of the exchange offers may be terminated
        when all of the offer conditions have been satisfied.   Alternatively, revise to

remove the implication that the exchange offers may be cancelled in the exclusive discretion of Citizens' at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.

Fractional Shares, page 39

37.     You disclose that you will round fractional shares down to the nearest whole number. Given that you are making a partial offer subject to possible proration, a holder will therefore not know the number of shares that the holder will receive until payment is made. Please advise how this feature of your exchange offer is consistent with Rule 14e-1(b).

Acceptance of Subject Securities for Purchase; Delivery of Common Shares, page 42

38.     You state that your determinations as to the form of all documents and the validity and acceptance of all tenders and withdrawals will be final and binding. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction. We note similar language in your form letters of transmittal.

Market Price, Dividend and Distribution Information

Market Price of the Subordinated Notes, page 50

39.     Please revise to include information regarding distributions on the subordinated notes.

Material U.S. Federal Income Tax Consequences, page 58

40.     Please remove the word "summary" from the first sentence of this section.

41.     Please revise the first paragraph to clearly indicate that this section is the opinion of your tax counsel, without reference to exhibit 8.1. You may indicate that exhibit 8.1 confirms the opinion set forth in this section.

42.     The second paragraph on page 58 states that this section is based on the assumed treatment of Citizens Funding Trust as a grantor trust and on the treatment of the debt securities held by Citizens Funding Trust as your indebtedness for federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

Exhibits 99.1 and 99.2

43.     In future filings, whether or not for this issuer, please file the letter of transmittal as correspondence unless and until that tender offer has been commenced. While we recognize that the exchange offers are not required to comply with Exchange Act Rule 14d-2, refer to Rule 14d-2(a) for guidance explaining that a tender offer is deemed to commence when the means to tender have been published.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Rebekah Moore at (202) 551-3303 with any questions regarding the pro forma financial information and related matters.  Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,


Kathryn McHale
Staff Attorney